

September 23, 2010

By U.S. Mail and facsimile to (404) 813-5440

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

   Re: **SunTrust Banks Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Form 10-Q for the Fiscal Quarters Ended March 31, 2010 and June
      30, 2010
      File No. 001-08918

Dear Mr. Chancy:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Sharon Blume
           Assistant Chief Accountant